SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13D-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 1)

China Natural Gas, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

168910107

(CUSIP Number)

March 26, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168910107	13G	Page 2 of 6

1	NAME OF REPORTING PERSON Honest Best Int’l Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 3,016,732
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,016,732
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,016,732
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1%(1)
12	TYPE OF REPORTING PERSON CO

(1) Based on 21,458,654 shares outstanding as of November 5, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

CUSIP No. 168910107	13G	Page 3 of 6

1	NAME OF REPORTING PERSON Yong Hui Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 3,236,732(includes shares of common stock owned by Honest Best Int’l Ltd.)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,236,732 (includes shares of common stock owned by Honest Best Int’l Ltd.)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,236,732 (includes shares of common stock owned by Honest Best Int’l Ltd.)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.1%
12	TYPE OF REPORTING PERSON IN

(1) Based on 21,458,654 shares outstanding as of November 5, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

CUSIP No. 168910107	13G	Page 4 of 6

Item 1(a).	Name of Issuer: China Natural Gas, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

19th Floor, Building B, Van Metropolis
Tang Yan Road, Hi-Tech Zone
Xi’an, 710065, Shaanxi Province, China

Item 2(a).	Name of Person Filing: Honest Best Int’l Ltd. and Yong Hui Li

Item 2(b).	Address of Principal Business Office or if none, Residence:

For both responding persons:
5 East Road, Kaiyuan Tower, 27 th Floor
Shijiazhuang, Hebei
People’s Republic of China, 050011

Item 2(c).	Citizenship: Honest Best Int’l Ltd. is a British Virgin Islands company. Yong Hui Li is a citizen of Canada.

Item 2(d).	Title of Class of Securities: Common Stock, $.0001 par value

Item 2(e).	CUSIP Number: 168910107

Item 3.	Not Applicable

Item 4.	Ownership:

For Honest Best Int’l Ltd.:

(a) Amount Beneficially Owned: 3,016,732

(b) Percent of Class: 14.1%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 3,016,732

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 3,016,732

(iv) shared power to dispose or to direct the disposition of: 0

For Yong Hui Li:

(a) Amount Beneficially Owned: 3,236,732 (includes shares of common stock owned by Honest Best Int’l Ltd.)

(b) Percent of Class: 15.1%

(c) Number of shares as to which such person has:

CUSIP No. 168910107	13G	Page 5 of 6

(i)	sole power to vote or to direct the vote: 3,236,732 (includes shares of common stock owned by Honest Best Int’l Ltd.)

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 3,236,732 (includes shares of common stock owned by Honest Best Int’l Ltd.)

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 168910107	13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2014

HONEST BEST INT’L LTD.

By:	/s/ Yong Hui Li
Yong Hui Li, Director

/s/ Yong Hui Li
Yong Hui Li

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares of China Natural Gas, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 4th day of February, 2014.

HONEST BEST INT’L LTD.

By:	/s/ Yong Hui Li
Yong Hui Li, Director

/s/ Yong Hui Li
Yong Hui Li